AllianzGI Convertible & Income Fund Annual Shareholder Meeting Results
June 5, 2015

The Fund held its annual meeting of shareholders on July 17, 2014. Common / Preferred shareholders voted as indicated below:

Convertible & Income:	Affirmative	Withheld Authority
Re-election of Deborah A. DeCotis—Class III to serve until the annual meeting for the 2018-2019 fiscal year	69,281,519	2,598,613
Election of F. Ford Drummond—Class III to serve until the annual meeting for the 2018-2019 fiscal year	69,560,947	2,319,185
Election of Davey S. Scoon—Class II to serve until the annual meeting for the 2017-2018 fiscal year	69,450,634	2,429,498
Election of James S. MacLeod—Class III to serve until the annual meeting for the 2018-2019 fiscal year	69,489,752	2,390,380
Election of Julian Sluyters†—Class III to serve until the annual meeting for the 2018-2019 fiscal year	69,539,106	2,341,026
Election of Susan M. King†—Class I to serve until the annual meeting for the 2016-2017 fiscal year	69,331,552	2,548,580

The re-election of Messrs. Alan Rappaport and James A. Jacobson had been proposed at the annual meeting of shareholders but a quorum of Preferred shareholders was not present, and the meeting did not proceed with respect to these proposed re-elections.  However, Messrs Rappaport and Jacobson continued to serve as Trustees pursuant to the terms of the Fund’s Agreement and Declaration of Trust.  The other members of the Board at the time of the meeting, namely Messrs. Hans W. Kertess, William B. Ogden, IV and Bradford K. Gallagher continued to serve as Trustees.

* Preferred Shares Trustee
† Interested Trustee